SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 15, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Nokia stock exchange release dated December 15, 2016: Settlement of the litigation relating to Nokia’s public buy-out offer and squeeze-out for Alcatel-Lucent securities

STOCK EXCHANGE RELEASE

December 15, 2016

Settlement of the litigation relating to Nokia’s public buy-out offer and squeeze-out for Alcatel-Lucent securities

Nokia Corporation

Stock Exchange Release
December 15, 2016 at 18:30 (CET +1)

Settlement of the litigation relating to Nokia’s public buy-out offer and squeeze-out for Alcatel-Lucent securities

Espoo, Finland — Nokia announced today the settlement of the litigation relating Nokia’s public buy-out offer followed by a squeeze-out (the “Offer”) for Alcatel-Lucent securities.

The plaintiffs withdrew today the complaint they filed before the Paris Court of Appeal on September 30, 2016 against the clearance decision of the French stock market authority (Autorité des marchés financiers, “AMF”) of September 20, 2016 regarding the Offer. Nokia has agreed to bear the costs of the proceedings. As a result of this settlement, the earlier commitments made by Nokia as a precautionary measure to the AMF in connection with its decision to proceed with the squeeze-out are no longer in force. Consequently, the funds and Alcatel-Lucent securities deposited into blocked accounts have been released to Nokia and Nokia no longer has an obligation to maintain the integrity of the entity Alcatel Lucent S.A.

As announced previously, Nokia owns 100% of Alcatel-Lucent securities since the implementation of the squeeze-out on November 2, 2016.

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal